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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of March 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: 3/24/2004; 4/1/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

News Release
For Immediate Release:
March 23, 2004

<u>International Barrier Sponsors Homeland Defense and Security Investment Conference</u>

Watkins, MN, Vancouver, BC, March 23, 2004 - International Barrier Technology Inc. (“Barrier”) (OTCBB: IBTGF; TSX-V: IBH), a manufacturer and marketer of fire resistant building materials, has become an Official Sponsor of the **Investment Opportunities in Homeland Defense and Security Conference** to be held March 30, 2004 at the National Press Club in Washington D.C. The conference is being co-produced by www.homelanddefensestocks.com and www.DomesticPreparedness.com.

“This conference will highlight key trends and companies with an array of products and services intended to make America more secure. As a manufacturer of building materials that help protect people and property from fire, we support the initiatives of the Homeland Security Division for Emergency Preparedness and Response and are proud to sponsor this conference,” noted Mike Huddy, Barrier’s president.

The conference will feature key speakers from a cross section of small to large public companies that are positioned in the homeland defense and security sector. There will also be well-known industry experts providing the investment community with insights regarding sectors and technologies poised to benefit from the trends in homeland security.

Confirmed Industry Speakers:

Colonel John B. Alexander, Ph.D. - Author of "Future War" and a leading authority on non-lethal weapons who is credited with developing the modern concept of non-lethal defense.

Roger Cressey, Good Harbor Consulting, LLC. – Counter-terrorism expert.

Dan Inbar, Chairman and CTO of Homeland Security Research Corporation - The world's leading source for homeland security industry market and product research.

Jack Mallon, Senior Managing Director, Mallon Associates, and a division of C.E. Unterberg, Towbin (CEUT) - Investment banking and industry newsletter.

Conference details:
http://dompre.com/conference/mar30.html
Tuesday, March 30, 2004, National Press Club,
Washington, DC 20045

There is no charge for attendees. Investment bankers, analysts, stockbrokers, qualified investors and media can register at: http://dompre.com/conference_signup.lasso

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (NYSE: CTX), D.R. Horton (NYSE: DHI), KB Home (NYSE: KBH), and Lennar (NYSE: LEN). Lowe's Companies (NYSE: LOW), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "MICHAEL HUDDY"

____

Michael Huddy
President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or
Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release
For Immediate Release:
April 1, 2004

International Barrier Acquires Pyrotite Fire Retardant Technology
for US$1 Million to Pursue Global Sales Growth

Watkins, MN; Vancouver, BC, April 1, 2004 - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSX-V), a manufacturer and marketer of fire resistant building materials, has acquired from Pyrotite Corporation, by way of an Agreement for Sale of Technology dated March 31, 2004, the Pyrotite fire retardant technology, Pyrotite trademark, US and international patents, and know-how (collectively, "Pyrotite Technology"). Based on Barrier's success in developing a US market and sales for Blazeguard®, its award-winning, fire resistant wood panel, this acquisition now enables the company to pursue global sales growth of Blazeguard and the Pyrotite Technology by developing opportunities in new countries, new applications, and through new business strategies including licensing.

Barrier agreed to purchase the Pyrotite Technology for US $1 million and has deposited $50,000. The balance is due by June 29, 2004. The agreement excludes certain specific applications that are not part of Barrier's current business or intended business plan, for which Pyrotite Corporation will pay Barrier a royalty.

"The Pyrotite Technology acquisition is an historic milestone and begins a new era for International Barrier," said Mike Huddy, president. "We have established the merits of Blazeguard and the Pyrotite Technology through our successful sales efforts with some of America's largest homebuilders and building material suppliers. With $8.7 billion in residential and commercial property damage caused by fire in the US in 2002, and $3.0 billion in damage caused by the California wildfires alone in 2003, there are clearly significant unmet needs for effective materials to help protect people and property from fire. We believe these needs are mirrored in many other countries. Blazeguard and the Pyrotite Technology can help meet these needs, and securing ownership of the technology positions us to dramatically expand our market opportunities and sales, leverage the capital and expertise of partners or licensees, and maximize profit potential."

Barrier's acquisition of the Pyrotite technology provides the following opportunities and benefits:

   * **Eliminates sales royalties** payable by Barrier.
   * **Geographic extension from the US to global markets**: Many countries use construction methods and have emerging building codes favoring building materials that help protect people and property from fire, adding significant new target markets.
   * **New applications**: Eliminating sales royalties payable by Barrier and access to international markets creates substantial incentive for Barrier to develop, market, and/or license new applications. Barrier's Blazeguard® wood panels are currently used as fire resistant sheathing in residential and commercial modular buildings. Potential fire resistance applications in engineered wood products, paint, plastics, and expanded polystyrene dramatically broaden the array of new product and market opportunities.
   * **Licensing and other business models**: Barrier will have the unrestricted ability to establish licensing and other business arrangements with third parties worldwide. This enables Barrier to leverage the market presence, capital, and know-how of companies with expertise in particular applications and countries to accelerate the commercialization of Blazeguard and Pyrotite.

Barrier intends to raise additional funding to complete the technology acquisition and for business development and working capital.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "MICHAEL HUDDY"

____

Michael Huddy
President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or
Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412
(Registrant)

Date: April 2, 2004   By /s/ Michael Huddy_____
Michael Huddy, President and Director